Exhibit 99.2

Interim Financial Statements

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited)

1	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

FORTIS INC.

	June 30,	December 31,
As at (in millions of Canadian dollars)	2025	2024

ASSETS
Current assets
Cash and cash equivalents	$221	$220
Accounts receivable and other current assets (Note 5)	1,714	1,886
Prepaid expenses	195	182
Inventories	679	685
Regulatory assets (Note 6)	757	823
Total current assets	3,566	3,796
Other assets	1,732	1,653
Regulatory assets (Note 6)	3,865	3,808
Property, plant and equipment, net	49,505	49,456
Intangible assets, net	1,638	1,661
Goodwill	12,483	13,112
Total assets	$72,789	$73,486

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 7)	$363	$98
Accounts payable and other current liabilities	2,914	3,353
Regulatory liabilities (Note 6)	502	595
Current installments of long-term debt (Note 7)	2,383	1,990
Total current liabilities	6,162	6,036
Regulatory liabilities (Note 6)	3,722	3,696
Deferred income taxes	4,973	5,020
Long-term debt (Note 7)	30,723	31,224
Finance leases	341	343
Other liabilities	1,274	1,314
Total liabilities	47,195	47,633
Commitments and contingencies (Note 14)
Equity
Common shares (1)	15,857	15,589
Preference shares	1,623	1,623
Additional paid-in capital	6	8
Accumulated other comprehensive income	1,045	2,067
Retained earnings	5,095	4,521
Shareholders' equity	23,626	23,808
Non-controlling interests	1,968	2,045
Total equity	25,594	25,853
Total liabilities and equity	$72,789	$73,486
(1)    No par value. Unlimited authorized shares. 503.6 million and 499.3 million issued and outstanding as at June 30, 2025 and December 31, 2024, respectively.
See accompanying Notes to Condensed Consolidated Interim Financial Statements

2	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (Unaudited)

FORTIS INC.

	Quarter		Year-to-Date
For the periods ended June 30 (in millions of Canadian dollars, except per share amounts)	2025	2024	2025	2024

Revenue	$2,815	$2,670	$6,153	$5,788

Expenses
Energy supply costs	714	713	1,754	1,722
Operating expenses	789	739	1,619	1,505
Depreciation and amortization	512	480	1,027	947
Total expenses	2,015	1,932	4,400	4,174
Operating income	800	738	1,753	1,614
Other income, net (Note 10)	105	65	196	138
Finance charges	369	347	739	683
Earnings before income tax expense	536	456	1,210	1,069
Income tax expense	92	69	208	170
Net earnings	$444	$387	$1,002	$899

Net earnings attributable to:
Non-controlling interests	$40	$38	$78	$73
Preference equity shareholders (Note 8)	20	18	41	36
Common equity shareholders	384	331	883	790
	$444	$387	$1,002	$899

Earnings per common share (Note 11)
Basic	$0.76	$0.67	$1.76	$1.60
Diluted	$0.76	$0.67	$1.76	$1.60

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Quarter		Year-to-Date
For the periods ended June 30 (in millions of Canadian dollars)	2025	2024	2025	2024

Net earnings	$444	$387	$1,002	$899

Other comprehensive (loss) income
Unrealized foreign currency translation (losses) gains (1)	(1,116)	182	(1,111)	564
Other (2)	(17)	(1)	(23)	3
	(1,133)	181	(1,134)	567
Comprehensive (loss) income	$(689)	$568	$(132)	$1,466

Comprehensive (loss) income attributable to:
Non-controlling interests	$(72)	$56	$(34)	$132
Preference equity shareholders	20	18	41	36
Common equity shareholders	(637)	494	(139)	1,298
	$(689)	$568	$(132)	$1,466
(1)Net of hedging activities and income tax expense of $8 million for the three and six months ended June 30, 2025, respectively (three and six months ended June 30, 2024 - income tax recovery of $2 million and $8 million, respectively)
(2)Net of income tax recovery of $4 million and $6 million for the three and six months ended June 30, 2025, respectively (three and six months ended June 30, 2024 - income tax expense of $nil)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

3	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

FORTIS INC.

	Quarter		Year-to-Date
For the periods ended June 30 (in millions of Canadian dollars)	2025	2024	2025	2024

Operating activities
Net earnings	$444	$387	$1,002	$899
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	454	421	911	830
Amortization - intangible assets	39	39	78	77
Amortization - other	19	20	38	40
Deferred income tax expense	58	21	124	51
Equity component, allowance for funds used during construction (Note 10)	(42)	(32)	(81)	(62)
Other	7	22	19	22
Change in long-term regulatory assets and liabilities	(43)	(20)	(19)	(100)
Change in working capital (Note 12)	(132)	(44)	(55)	(175)
Cash from operating activities	804	814	2,017	1,582

Investing activities
Additions to property, plant and equipment	(1,479)	(1,064)	(2,962)	(2,135)
Additions to intangible assets	(65)	(48)	(125)	(90)
Contributions in aid of construction	144	24	312	51
Contribution to equity-accounted investee	(27)	—	(27)	—
Other	(83)	(59)	(133)	(112)
Cash used in investing activities	(1,510)	(1,147)	(2,935)	(2,286)

Financing activities
Proceeds from long-term debt, net of issuance costs (Note 7)	96	1,071	1,131	1,418
Repayments of long-term debt and finance leases	(27)	(692)	(62)	(696)
Borrowings under committed credit facilities	3,332	1,824	6,390	3,728
Repayments under committed credit facilities	(2,985)	(1,593)	(6,358)	(3,330)
Net change in short-term borrowings	230	(59)	277	(52)
Issue of common shares, net of costs and dividends reinvested	9	8	34	21
Dividends
Common shares, net of dividends reinvested	(191)	(184)	(383)	(363)
Preference shares	(20)	(18)	(41)	(36)
Subsidiary dividends paid to non-controlling interests	(17)	(24)	(44)	(54)
Other	10	(14)	(8)	(13)
Cash from financing activities	437	319	936	623
Effect of exchange rate changes on cash and cash equivalents	(20)	6	(17)	17
Change in cash and cash equivalents	(289)	(8)	1	(64)
Cash and cash equivalents, beginning of period	510	569	220	625
Cash and cash equivalents, end of period	$221	$561	$221	$561

Supplementary Cash Flow Information (Note 12)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

4	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the quarter ended June 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at March 31, 2025	501.6	$15,729	$1,623	$6	$2,066	$4,711	$2,058	$26,193
Net earnings	—	—	—	—	—	404	40	444
Other comprehensive loss	—	—	—	—	(1,021)	—	(112)	(1,133)
Common shares issued	2.0	128	—	—	—	—	—	128
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(17)	(17)
Dividends on preference shares	—	—	—	—	—	(20)	—	(20)
Other	—	—	—	—	—	—	(1)	(1)
As at June 30, 2025	503.6	$15,857	$1,623	$6	$1,045	$5,095	$1,968	$25,594

As at March 31, 2024	493.0	$15,232	$1,623	$8	$998	$4,279	$1,875	$24,015
Net earnings	—	—	—	—	—	349	38	387
Other comprehensive income	—	—	—	—	163	—	18	181
Common shares issued	2.2	114	—	—	—	—	—	114
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(24)	(24)
Dividends on preference shares	—	—	—	—	—	(18)	—	(18)
Other	—	—	—	—	—	1	1	2
As at June 30, 2024	495.2	$15,346	$1,623	$8	$1,161	$4,611	$1,908	$24,657

See accompanying Notes to Condensed Consolidated Interim Financial Statements

5	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the six months ended June 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at December 31, 2024	499.3	$15,589	$1,623	$8	$2,067	$4,521	$2,045	$25,853
Net earnings	—	—	—	—	—	924	78	1,002
Other comprehensive loss	—	—	—	—	(1,022)	—	(112)	(1,134)
Common shares issued	4.3	268	—	(1)	—	—	—	267
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(44)	(44)
Dividends declared on common shares ($0.615 per share)	—		—	—	—	(309)	—	(309)
Dividends on preference shares	—	—	—	—	—	(41)	—	(41)
Other	—	—	—	(1)	—	—	1	—
As at June 30, 2025	503.6	$15,857	$1,623	$6	$1,045	$5,095	$1,968	$25,594

As at December 31, 2023	490.6	$15,108	$1,623	$9	$653	$4,112	$1,827	$23,332
Net earnings	—	—	—	—	—	826	73	899
Other comprehensive income	—	—	—	—	508	—	59	567
Common shares issued	4.6	238	—	—	—	—	—	238
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(54)	(54)
Dividends declared on common shares ($0.59 per share)	—	—	—	—	—	(291)	—	(291)
Dividends on preference shares	—	—	—	—	—	(36)	—	(36)
Other	—	—	—	(1)	—	—	3	2
As at June 30, 2024	495.2	$15,346	$1,623	$8	$1,161	$4,611	$1,908	$24,657

See accompanying Notes to Condensed Consolidated Interim Financial Statements

6	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2025 and 2024
1. DESCRIPTION OF BUSINESS

Nature of Operations
Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to: (i) the impact of seasonal weather conditions on customer demand; (ii) the impact of market conditions, particularly with respect to wholesale sales at UNS Energy; (iii) changes in the U.S. dollar-to-Canadian dollar exchange rate; and (iv) the timing and significance of regulatory decisions. Earnings for utilities in Canada and New York tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings for UNS Energy tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities
ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. ("UNS Electric") and UNS Gas, Inc. ("UNS Gas").

Central Hudson: CH Energy Group, Inc., which primarily includes Central Hudson Gas & Electric Corporation.

FortisBC Energy: FortisBC Energy Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: FortisBC Inc.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Non-Regulated
Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting. Consists of non-regulated holding company expenses, as well as non-regulated long-term contracted generation assets in Belize.

2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in Note 2 of the Corporation's annual audited consolidated financial statements ("2024 Annual Financial Statements"). A summary of significant outstanding regulatory matters follows.

ITC
MISO Base ROE: In October 2024, the Federal Energy Regulatory Commission ("FERC") issued an order that revised the base rate of return on common equity ("ROE") for transmission owners operating in the Midcontinent Independent System Operator, Inc. ("MISO") region, including ITC, from 10.02% to 9.98%, with a maximum ROE inclusive of incentives not to exceed 12.58%. The order also directed the payment of certain refunds, with interest, by December 2025, for the 15-month period from November 2013 through February 2015, and prospectively from September 2016. Certain MISO transmission owners, including ITC, filed a request for rehearing with FERC in November 2024, and filed an appeal of the order with the U.S. Court of Appeals for the District of Columbia Circuit ("D.C. Circuit Court") in January 2025, with particular focus on the refund period and related interest. In March 2025, FERC addressed the request for rehearing but made no changes to the order. The timing and outcome of the appeal filed with the D.C. Circuit Court are unknown.

Transmission Incentives: In 2021, FERC issued a supplemental notice of proposed rulemaking ("NOPR") on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point regional transmission organization ("RTO") ROE incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding are unknown.

7	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2025 and 2024
2. REGULATORY MATTERS (cont'd)

UNS Energy
TEP General Rate Application: In June 2025, TEP filed a general rate application with the Arizona Corporation Commission ("ACC") requesting new rates effective September 1, 2026 using a December 31, 2024 test year, with post-test year adjustments through June 30, 2025. The application requests an allowed ROE of 10.5%, a common equity component of capital structure of approximately 55%, and rate base of US$4.3 billion. The application includes a US$172 million net increase in retail revenue including savings associated with fuel costs. It also proposes to phase-out or eliminate certain adjustor mechanisms, and requests an annual formulaic rate adjustment mechanism consistent with the ACC's approval of a formula rate policy statement in 2024.

UNS Gas General Rate Application: In November 2024, UNS Gas filed a general rate application with the ACC requesting an increase in gas delivery rates effective February 1, 2026. In January 2025, UNS Gas filed supplemental material proposing an annual formulaic rate adjustment mechanism. The outcome of this proceeding is unknown.

Central Hudson
2025 General Rate Application: In August 2024, Central Hudson filed a general rate application with the New York State Public Service Commission ("PSC") requesting an increase in electric and gas delivery rates effective July 1, 2025. In May 2025, Central Hudson filed a joint proposal with the PSC, which provides for a three-year rate plan with retroactive application to July 1, 2025, and continuation of a 9.5% allowed ROE and a 48% common equity component of capital structure. An order is expected in the second half of 2025.

Enforcement Proceeding: Following a Show Cause Order issued in 2024, the PSC issued an order in March 2025 to commence an enforcement proceeding in connection with a gas-related explosion that occurred in November 2023. The timing and outcome of this proceeding are unknown.

FortisBC Energy and FortisBC Electric
2025-2027 Rate Framework: In March 2025, the British Columbia Utilities Commission issued a decision on FortisBC's application with respect to the rate framework for 2025 through 2027. The rate framework builds upon the previous multi-year rate plan and includes, amongst other items, updates to depreciation and capitalized overhead rates, a revised level of operation and maintenance expense per customer indexed for inflation less a fixed productivity adjustment factor, a similar approach to growth capital, a forecast approach to sustaining and other capital, continued collection of an innovation fund recognizing the need to accelerate investment in clean energy innovation, and the continued sharing with customers of variances from the allowed ROE. The rate framework also includes the continuation of deferral mechanisms included in the previous multi-year rate plan.

FortisAlberta
Generic Cost of Capital ("GCOC") Decision: FortisAlberta filed an appeal with respect to the Alberta Utilities Commission's ("AUC") decision on the 2024 GCOC proceeding based on FortisAlberta's business and regulatory risks associated with Rural Electrification Associations located in its service area. In March 2025, the Court of Appeal of Alberta ("Court of Appeal") dismissed the appeal.

Third Performance-based Rate-setting ("PBR") Term Decision: In 2023, the AUC issued a decision establishing the parameters for the third PBR term for the period of 2024 through 2028. FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 cost of service revenue requirement as approved by the AUC. In March 2025, the Court of Appeal granted FortisAlberta permission to appeal, and a decision is expected in the first quarter of 2026.

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared and presented in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise indicated.

The Interim Financial Statements include the accounts of the Corporation and its subsidiaries and reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2024 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these Interim Financial Statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the Interim Financial Statements. The accounting policies applied herein are consistent with those outlined in the Corporation's 2024 Annual Financial Statements, except as described below.

8	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2025 and 2024
3. ACCOUNTING POLICIES (cont'd)

New Accounting Policy
Income Taxes: The Corporation adopted ASU No. 2023-09, Improvements to Income Tax Disclosures, effective January 1, 2025. The ASU requires additional disclosure of income tax information by jurisdiction to reflect an entity's exposure to potential changes in tax legislation, and associated risks and opportunities. The guidance is to be applied on a prospective basis with the option to apply the standard retrospectively. The updated disclosure will be reflected in the Corporation's annual consolidated financial statements. Fortis does not expect the ASU to materially impact its disclosures.

Future Accounting Pronouncement
Expense Disaggregation: ASU No. 2024-03, Disaggregation of Income Statement Expenses, is effective for Fortis on January 1, 2027 for annual periods and on January 1, 2028 for interim periods, on a prospective basis, with retrospective application and early adoption permitted. The ASU requires detailed disclosure of certain expense categories included on the consolidated statements of earnings, including energy supply costs, operating expenses, and depreciation and amortization expense. Fortis is assessing the impact on its disclosures.

4. SEGMENTED INFORMATION

Fortis' President and Chief Executive Officer is considered the chief operating decision maker ("CODM") for purposes of reviewing segment performance. Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by the CODM in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders, and this measure is used consistently in the evaluation of actual segment performance as well as in the Corporation’s business plan and forecasting processes.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and six months ended June 30, 2025 and 2024.

As of June 30, 2025, accounts receivable included $27 million due from Belize Electricity (December 31, 2024 - $18 million).

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at June 30, 2025 and December 31, 2024, there were no material inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three and six months ended June 30, 2025 and 2024.

9	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2025 and 2024
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
										Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	and Other	eliminations	Total
Quarter ended June 30, 2025
Revenue	614	694	347	372	207	126	447	2,807	8	—	2,815
Energy supply costs	—	246	104	97	—	25	242	714	—	—	714
Operating expenses	154	203	166	105	52	36	63	779	10	—	789
Depreciation and amortization	119	105	38	90	77	20	61	510	2	—	512
Operating income	341	140	39	80	78	45	81	804	(4)	—	800
Other income, net	18	21	17	13	2	1	4	76	29	—	105
Finance charges	128	43	23	36	34	20	24	308	61	—	369
Income tax expense	56	14	8	10	5	5	8	106	(14)	—	92
Net earnings	175	104	25	47	41	21	53	466	(22)	—	444
Non-controlling interests	32	—	—	1	—	—	7	40	—	—	40
Preference share dividends	—	—	—	—	—	—	—	—	20	—	20
Net earnings attributable to common equity shareholders	143	104	25	46	41	21	46	426	(42)	—	384

Additions to property, plant and equipment and intangible assets	419	454	110	240	148	43	129	1,543	1	—	1,544

As at June 30, 2025
Goodwill	8,351	1,880	614	913	231	235	259	12,483	—	—	12,483
Total assets	26,566	14,496	6,065	10,253	6,317	2,856	5,830	72,383	417	(11)	72,789

Quarter ended June 30, 2024
Revenue	556	710	303	336	204	120	433	2,662	8	—	2,670
Energy supply costs	—	272	96	77	—	21	247	713	—	—	713
Operating expenses	129	189	167	101	50	34	62	732	7	—	739
Depreciation and amortization	111	101	31	84	75	22	55	479	1	—	480
Operating income	316	148	9	74	79	43	69	738	—	—	738
Other income, net	26	9	16	10	3	1	2	67	(2)	—	65
Finance charges	120	37	18	39	34	20	23	291	56	—	347
Income tax expense	51	16	2	13	8	4	5	99	(30)	—	69
Net earnings	171	104	5	32	40	20	43	415	(28)	—	387
Non-controlling interests	32	—	—	1	—	—	5	38	—	—	38
Preference share dividends	—	—	—	—	—	—	—	—	18	—	18
Net earnings attributable to common equity shareholders	139	104	5	31	40	20	38	377	(46)	—	331

Additions to property, plant and equipment and intangible assets	309	209	98	221	135	33	106	1,111	1	—	1,112

As at June 30, 2024
Goodwill	8,395	1,890	617	913	228	235	260	12,538	—	—	12,538
Total assets	25,437	13,454	5,637	9,612	6,120	2,744	5,388	68,392	422	(42)	68,772

10	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2025 and 2024
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
										Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	and Other	eliminations	Total
Year-to-date June 30, 2025
Revenue	1,245	1,374	820	1,017	408	279	993	6,136	17	—	6,153
Energy supply costs	—	505	261	319	—	78	591	1,754	—	—	1,754
Operating expenses	317	397	352	211	102	72	132	1,583	36	—	1,619
Depreciation and amortization	240	213	78	179	153	40	120	1,023	4	—	1,027
Operating income	688	259	129	308	153	89	150	1,776	(23)	—	1,753
Other income, net	39	39	37	24	3	2	12	156	40	—	196
Finance charges	258	85	48	76	67	40	46	620	119	—	739
Income tax expense	110	28	28	53	11	9	17	256	(48)	—	208
Net earnings	359	185	90	203	78	42	99	1,056	(54)	—	1,002
Non-controlling interests	66	—	—	1	—	—	11	78	—	—	78
Preference share dividends	—	—	—	—	—	—	—	—	41	—	41
Net earnings attributable to common equity shareholders	293	185	90	202	78	42	88	978	(95)	—	883

Additions to property, plant and equipment and intangible assets	928	743	209	577	288	77	263	3,085	2	—	3,087

As at June 30, 2025
Goodwill	8,351	1,880	614	913	231	235	259	12,483	—	—	12,483
Total assets	26,566	14,496	6,065	10,253	6,317	2,856	5,830	72,383	417	(11)	72,789

Year-to-date June 30, 2024
Revenue	1,106	1,465	678	897	401	266	960	5,773	15	—	5,788
Energy supply costs	—	598	218	239	—	70	597	1,722	—	—	1,722
Operating expenses	265	395	338	196	97	67	125	1,483	22	—	1,505
Depreciation and amortization	220	199	61	168	144	44	108	944	3	—	947
Operating income	621	273	61	294	160	85	130	1,624	(10)	—	1,614
Other income, net	54	21	30	19	5	3	10	142	(4)	—	138
Finance charges	233	72	36	78	67	40	47	573	110	—	683
Income tax expense	102	30	13	57	13	8	12	235	(65)	—	170
Net earnings	340	192	42	178	85	40	81	958	(59)	—	899
Non-controlling interests	63	—	—	1	—	—	9	73	—	—	73
Preference share dividends	—	—	—	—	—	—	—	—	36	—	36
Net earnings attributable to common equity shareholders	277	192	42	177	85	40	72	885	(95)	—	790

Additions to property, plant and equipment and intangible assets	666	423	187	423	263	60	201	2,223	2	—	2,225

As at June 30, 2024
Goodwill	8,395	1,890	617	913	228	235	260	12,538	—	—	12,538
Total assets	25,437	13,454	5,637	9,612	6,120	2,744	5,388	68,392	422	(42)	68,772

11	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2025 and 2024
5. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses, which is recorded in accounts receivable and other current assets, changed as follows.

	Quarter		Year-to-Date
($ millions)	2025	2024	2025	2024
Periods ended June 30
Balance, beginning of period	(77)	(69)	(78)	(68)
Credit loss expense	(7)	(8)	(14)	(16)
Credit loss deferral	(12)	(9)	(17)	(20)
Write-offs, net of recoveries	19	17	32	36
Foreign exchange	3	—	3	(1)
Balance, end of period	(74)	(69)	(74)	(69)

See Note 13 for disclosure on the Corporation's credit risk.

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the 2024 Annual Financial Statements. A summary follows.

	As at
	June 30,	December 31,
($ millions)	2025	2024
Regulatory assets
Deferred income taxes	2,280	2,248
Deferred energy management costs	623	591
Rate stabilization and related accounts	427	453
Employee future benefits	231	235
Deferred lease costs	144	142
Deferred restoration costs	122	133
Derivatives	119	175
Manufactured gas plant site remediation deferral	80	82
Generation early retirement costs	57	66
Renewable natural gas account	47	58
Other regulatory assets	492	448
Total regulatory assets	4,622	4,631
Less: Current portion	(757)	(823)
Long-term regulatory assets	3,865	3,808

Regulatory liabilities
Future cost of removal	1,779	1,728
Deferred income taxes	1,319	1,329
Employee future benefits	434	459
Rate stabilization and related accounts	196	208
Renewable energy surcharge	148	155
Energy efficiency liability	85	88
Electric and gas moderator account	43	61
Alberta Electric System Operator charges deferral	34	58
Other regulatory liabilities	186	205
Total regulatory liabilities	4,224	4,291
Less: Current portion	(502)	(595)
Long-term regulatory liabilities	3,722	3,696

12	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2025 and 2024
7. LONG-TERM DEBT

	As at
	June 30,	December 31,
($ millions)	2025	2024
Long-term debt	31,131	31,189
Credit facility borrowings	2,187	2,216
Total long-term debt	33,318	33,405
Less: Deferred financing costs and debt discounts	(212)	(191)
Less: Current installments of long-term debt	(2,383)	(1,990)
	30,723	31,224

Significant Long-Term Debt Issuances		Interest
Year-to-date June 30, 2025	Month	Rate			Use of
($ millions, except as noted)	Issued	(%)	Maturity	Amount	Proceeds
UNS Energy
Unsecured senior notes	February	5.90	2055	US $300	(1) (2) (3)
Central Hudson
Senior notes	April	5.61	2035	US $20	(1) (3)
Senior notes	April	5.81	2040	US $30	(1) (3)
Senior notes	April	6.01	2045	US $20	(1) (3)
Fortis
Unsecured senior notes	March	4.09	2032	600	(1) (3)
(1)    Repay credit facility borrowings
(2)    Fund capital expenditures
(3)    General corporate purposes

In July 2025, FortisAlberta issued $200 million of 30-year, 4.76% senior unsecured debentures. Proceeds will be used to repay credit facility borrowings, fund capital expenditures and for general corporate purposes.

In July 2025, Maritime Electric issued $120 million of 30-year, 4.94% first mortgage bonds. Proceeds will be used to repay credit facility borrowings and to fund capital expenditures.

In December 2024, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. Fortis re-established the at-the-market equity program ("ATM Program") pursuant to the short-form base shelf prospectus, which allows the Corporation to issue up to $500 million of common shares from treasury to the public from time to time, at the Corporation's discretion, effective until January 10, 2027. As at June 30, 2025, $500 million remained available under the ATM Program and $1.5 billion remained available under the short-form base shelf prospectus.

			As at
Credit facilities	Regulated	Corporate	June 30,	December 31,
($ millions)	Utilities	and Other	2025	2024
Total credit facilities	4,277	1,916	6,193	6,342
Credit facilities utilized:
Short-term borrowings (1)	(363)	—	(363)	(98)
Long-term debt (including current portion) (2)	(1,476)	(711)	(2,187)	(2,216)
Letters of credit outstanding	(89)	(22)	(111)	(102)
Credit facilities unutilized	2,349	1,183	3,532	3,926
(1)    The weighted average interest rate was 5.0% (December 31, 2024 - 6.1%).
(2)    The weighted average interest rate was 4.5% (December 31, 2024 - 4.6%). The current portion was $1,544 million (December 31, 2024 - $1,860 million).

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.7 billion of the total credit facilities are committed with maturities ranging from 2025 through 2030.

See Note 14 in the 2024 Annual Financial Statements for a description of the credit facilities as at December 31, 2024.

In April 2025, FortisAlberta increased its operating credit facility from $250 million to $300 million and extended the maturity to April 2030.

In April 2025, the Corporation extended the maturity on its unsecured US$250 million non-revolving term credit facility to May 2026. The facility is repayable at any time without penalty. In May 2025, the Corporation amended its $1.3 billion revolving term committed credit facility to extend the maturity to July 2030.

13	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2025 and 2024
8. PREFERENCE SHARES

On June 1, 2025, the annual fixed dividend per share for the First Preference Shares, Series H reset from $0.4588 to $1.0458 for the five-year period up to but excluding June 1, 2030. Also on June 1, 2025, 11,298 First Preference Shares, Series H were converted on a one-for-one basis into First Preference Shares, Series I and 248,830 First Preference Shares, Series I were converted on a one-for-one basis into First Preference Shares, Series H.

9. EMPLOYEE FUTURE BENEFITS

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including health and dental coverage and life insurance benefits, for qualifying members. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2025	2024	2025	2024
Quarter ended June 30
Service costs	18	19	5	6
Interest costs	43	40	7	8
Expected return on plan assets	(53)	(55)	(7)	(7)
Amortization of actuarial gains	(4)	—	(6)	(5)
Amortization of past service credits/plan amendments	—	(1)	—	—
Regulatory adjustments	—	—	2	1
Net benefit cost	4	3	1	3

Year-to-date June 30
Service costs	36	37	11	12
Interest costs	86	80	15	15
Expected return on plan assets	(107)	(110)	(14)	(13)
Amortization of actuarial gains	(8)	—	(12)	(9)
Amortization of past service credits/plan amendments	—	(1)	—	—
Regulatory adjustments	(1)	—	4	1
Net benefit cost	6	6	4	6

Defined contribution pension plan expense for the three and six months ended June 30, 2025 was $16 million and $35 million, respectively (three and six months ended June 30, 2024 - $14 million and $31 million, respectively).

10. OTHER INCOME, NET

	Quarter		Year-to-Date
($ millions)	2025	2024	2025	2024
Periods ended June 30
Equity component, allowance for funds used during construction	42	32	81	62
Non-service component of net periodic benefit cost	20	18	39	36
Gain (loss) on derivatives, net	19	(1)	32	(6)
Interest income	10	16	22	32
Equity income	1	(1)	7	4
Other	13	1	15	10
	105	65	196	138

14	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2025 and 2024
11. EARNINGS PER COMMON SHARE

	2025			2024
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter ended June 30
Basic EPS	384	502.6	0.76	331	494.0	0.67
Potential dilutive effect of stock-based compensation	—	0.3		—	0.2
Diluted EPS	384	502.9	0.76	331	494.2	0.67

Year-to-date June 30
Basic EPS	883	501.5	1.76	790	492.8	1.60
Potential dilutive effect of stock-based compensation	—	0.3		—	0.4
Diluted EPS	883	501.8	1.76	790	493.2	1.60

12. SUPPLEMENTARY CASH FLOW INFORMATION

	Quarter		Year-to-Date
($ millions)	2025	2024	2025	2024
Periods ended June 30
Change in working capital
Accounts receivable and other current assets	106	128	82	63
Prepaid expenses	(25)	(27)	(20)	(29)
Inventories	(36)	(44)	(32)	(14)
Regulatory assets - current portion	24	42	20	134
Accounts payable and other current liabilities	(173)	(160)	(40)	(347)
Regulatory liabilities - current portion	(28)	17	(65)	18
	(132)	(44)	(55)	(175)

Non-cash financing activity
Common share dividends reinvested	118	107	233	218

As at June 30			2025	2024
Non-cash investing activities
Accrued capital expenditures			664	469
Contributions in aid of construction			10	9

13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

15	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2025 and 2024
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas price curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at June 30, 2025, unrealized losses of $119 million (December 31, 2024 - $175 million) were recognized as regulatory assets and unrealized gains of $49 million (December 31, 2024 - $41 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information. Gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. During the three and six months ended June 30, 2025, gains of $1 million and $32 million were recognized in revenue, respectively (three and six months ended June 30, 2024 - gains of $nil million and $36 million, respectively).

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash and/or share settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $136 million and terms up to three years expiring at varying dates through January 2028. Fair value is measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three and six months ended June 30, 2025, unrealized losses of $1 million and unrealized gains of $9 million, respectively were recognized in other income, net (three and six months ended June 30, 2024 - unrealized losses of $1 million and $4 million, respectively).

Foreign Exchange Contracts
The Corporation holds U.S. dollar denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through September 2027 and have a combined notional amount of US$449 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three and six months ended June 30, 2025, unrealized gains of $18 million and $19 million, respectively were recognized in other income, net (three and six months ended June 30, 2024 - unrealized losses of $2 million and $5 million, respectively).

Interest Rate Contracts
ITC has entered into 5-year interest rate swap contracts with a combined notional value of US$560 million which will be used to manage interest rate risk associated with forecasted debt issuances. Fair value was measured using a discounted cash flow method based on secured overnight financing rates ("SOFR"). Unrealized gains and losses associated with the changes in fair value are recognized in other comprehensive income, and will be reclassified to earnings as a component of interest expense over the life of the debt. Unrealized losses of US$4 million and US$8 million were recorded in other comprehensive income for the three and six months ended June 30, 2025 (three and six months ended June 30, 2024 - realized losses of US$3 million).

Cross-Currency Interest Rate Swaps
The Corporation holds cross-currency interest rate swaps, maturing in 2029, to effectively convert its $500 million, 4.43% unsecured senior notes to US$391 million, 4.34% debt. The Corporation has designated this notional U.S. debt as an effective hedge of its foreign net investments and unrealized gains and losses associated with exchange rate fluctuations on the notional U.S. debt are recognized in other comprehensive income, consistent with the translation adjustment related to the foreign net investments. Other changes in the fair value of the swaps are also recognized in other comprehensive income but are excluded from the assessment of hedge effectiveness. Fair value is measured using a discounted cash flow method based on SOFR. During the three and six months ended June 30, 2025, unrealized gains of $21 million and $17 million, respectively were recorded in other comprehensive income (three and six months ended June 30, 2024 - unrealized losses of $2 million and $15 million, respectively).

16	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2025 and 2024
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Recurring Fair Value Measures
The following table presents assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at June 30, 2025
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	73	—	73
Energy contracts not subject to regulatory deferral (2)	—	29	—	29
Foreign exchange contracts and total return swaps(2)	—	24	—	24
Other investments (4)	133	—	—	133
	133	126	—	259
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(143)	—	(143)
Energy contracts not subject to regulatory deferral (5)	—	(1)	—	(1)
Cross-currency interest rate swaps and interest rate contracts (5)	—	(19)	—	(19)
	—	(163)	—	(163)
As at December 31, 2024
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	63	—	63
Energy contracts not subject to regulatory deferral (2)	—	7	—	7
Total return swaps and interest rate contracts (2)	—	16	—	16
Other investments (4)	150	—	—	150
	150	86	—	236
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(197)	—	(197)
Energy contracts not subject to regulatory deferral (5)	—	(2)	—	(2)
Foreign exchange contracts and cross-currency interest rate swaps (5)	—	(45)	—	(45)
	—	(244)	—	(244)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of wholesale trading contracts and certain gas swap contracts
(4)UNS Energy holds investments in money market accounts, and ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees, which include mutual funds and money market accounts. The fair value of these investments is included in cash and cash equivalents and other assets, with gains and losses recognized in other income, net
(5)Included in accounts payable and other current liabilities or other liabilities

Energy Contracts
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross Amount	Counterparty
	Recognized in	Netting of	Cash Collateral
($ millions)	Balance Sheet	Energy Contracts	Posted/(Received)	Net Amount
As at June 30, 2025
Derivative assets	102	(36)	15	81
Derivative liabilities	(144)	36	—	(108)

As at December 31, 2024
Derivative assets	70	(30)	15	55
Derivative liabilities	(199)	30	—	(169)

17	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2025 and 2024
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Volume of Derivative Activity
As at June 30, 2025, the Corporation had various energy contracts that will settle on various dates through 2030. The volumes related to electricity and natural gas derivatives are outlined below.

		As at
	June 30,		December 31,
	2025		2024
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	966		774
Electricity power purchase contracts (GWh)	557		430
Gas swap contracts (PJ)	218		236
Gas supply contracts (PJ)	147		105
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	4,229		1,499
Gas swap contracts (PJ)	1		3
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 65% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by MISO by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as its distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

Central Hudson has seen an increase in accounts receivable since the suspension of collection efforts initially required in response to the COVID-19 pandemic. Central Hudson continues to contact customers regarding past-due balances and collection efforts continue to expand. Under its regulatory framework, Central Hudson can defer uncollectible write-offs above the amounts collected in customer rates for future recovery.

UNS Energy, Central Hudson, FortisBC Energy, and Fortis may be exposed to credit risk in the event of non-performance by counterparties to derivative contracts. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy, Central Hudson and FortisBC Energy, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $73 million as at June 30, 2025 (December 31, 2024 - $117 million).

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI, Fortis Belize Limited and Belize Electricity is, or is pegged to, the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has reduced this exposure through hedging.

As at June 30, 2025, US$2.2 billion (December 31, 2024 - US$2.2 billion) of corporately issued U.S. dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$12.8 billion (December 31, 2024 - US$12.6 billion) unhedged. Exchange rate fluctuations associated with the net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at June 30, 2025, the carrying value of long-term debt, including current portion, was $33.3 billion (December 31, 2024 - $33.4 billion) compared to an estimated fair value of $31.4 billion (December 31, 2024 - $31.3 billion).

18	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2025 and 2024
14. COMMITMENTS AND CONTINGENCIES

There were no material changes in commitments and contingencies from that disclosed in the Corporation's 2024 Annual Financial Statements, except as detailed below.

In May 2025, UNS Electric entered into a US$233 million Engineering, Procurement, and Construction Agreement for the development of four gas engine turbines at Black Mountain Generating Station, which are expected to be placed in service in 2028.

Subsequent to the end of the second quarter of 2025, TEP entered into an agreement to serve a data center expected to be located in TEP's service territory. The agreement, requiring potential power demand of approximately 300 MW, is subject to approval by the ACC and other contractual contingencies. The initial phase of the data center is expected to be operational as early as 2027, with a ramp schedule through 2029. TEP currently expects to serve this customer from its existing and planned capacity, including solar and battery storage projects currently in development.

19	FORTIS INC.	JUNE 30, 2025 QUARTER REPORT